EXHIBIT 99.1
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N E W S   R E L E A S E


JULY 16, 2004


ARC ENERGY TRUST ANNOUNCES THIRD QUARTER CASH DISTRIBUTIONS
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CALGARY, JULY 16, 2004 (AET.UN AND ARX - TSX) ARC Energy Trust (the "Trust")
announced today that a cash distribution of $0.15 per trust unit will be paid on August 16, 2004 in respect of July production. Based upon the current forward market for commodity prices, this level of cash distribution would be maintained through the third quarter as follows:

    Record             Ex-Distribution        Distribution         Distribution
     Date                   Date                  Date               Per Unit
     ----                   ----                  ----               --------
    July 31                July 28              August 16              $0.15
   August 31              August 27           September 15             $0.15*
 September 30           September 28           October 15              $0.15*

* Based on the Trust's current hedge position and anticipated commodity prices, the above reflects distributions expected to be paid; however, distributions are subject to change based upon actual market conditions.

Commodity prices and the U.S./Canadian exchange rate are expected to continue to fluctuate which may have an impact on cash distributions available for the remainder of 2004. The Trust maintains an active hedging program directed towards providing stable and predictable cash distributions.

ARC Energy Trust is one of Canada's largest conventional oil and gas royalty trusts with an enterprise value of approximately $3 billion. The Trust currently estimates oil and gas production of approximately 54,000 barrels of oil equivalent per day from four core areas in western Canada. The royalty trust structure allows net cash flow to be distributed to unitholders in a tax efficient manner. ARC Energy Trust trades on the TSX under the symbol AET.UN.

Contained in this news release is forward-looking information. The reader is cautioned that assumptions used in the preparations of such information, particularly those pertaining to cash distributions, production levels, operating costs and drilling results, although considered reasonable by the Trust at the time of preparation, may prove to be incorrect. The actual results achieved may vary from the information provided herein and the variations may be material. Consequently, there is no representation by the Trust that actual results achieved will be the same in whole or in part as those presented herein.

ARC RESOURCES LTD.

                               John P. Dielwart,
                     President and Chief Executive Officer

                        For further information contact:
                 Investor Relations, E-mail: ir@arcresources.com
  Telephone: (403) 503-8600   Fax: (403) 509-6417   Toll Free 1-888-272-4900
                               ARC Resources Ltd.
                2100, 440 - 2nd Avenue S.W., Calgary, AB T2P 5E9